# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: VERDE CLEAN FUELS, INC., CIK 0001841425
CUSIP: 15130M102
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 711 LOUISIANA STREET, SUITE 2160, HOUSTON, Texas (TX), 77002
Date of event which requires filing of this statement: 01/29/2025
Amends the filing with accession number 0001213900-23-014812
Filed by CIK 0001965880
Persons authorized to receive notices and communications: Jonathan Siegler, c/o Bluescape Clean Fuels Holdings, LLC, 300 Crescent Court, Suite 1860, Dallas, Texas (TX), 75201, (469) 398-2200; Sean T. Wheeler, P.C., Kirkland & Ellis LLP, 609 Main St, Houston, Texas (TX), 77002, (713) 836-3600; Debbie P. Yee P.C., Kirkland & Ellis LLP, 609 Main St, Houston, Texas (TX), 77002, (713) 836-3600

## Reporting persons
- Bluescape Clean Fuels Holdings, LLC (CIK 0001965880): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 23,300,000; shared voting power 0; sole dispositive power 23,300,000; shared dispositive power 0; aggregate amount beneficially owned 23,300,000 (52.3% of the class)
  Comment: Rows 7, 9 and 11 each represent the reported securities (the "Reported Securities") of (i) 800,000 shares of Class A common stock, par value $0.0001 per share ("Class A Shares"), of Verde Clean Fuels, Inc., a Delaware corporation (the "Issuer"), and (ii) 22,500,000 Class A Shares issuable upon exchange of 22,500,000 Class C common units ("Class C OpCo Units") of Verde Clean Fuels OpCo, LLC, a Delaware limited liability company ("OpCo"), together with a corresponding number of shares of the Issuer's Class C common stock, par value $0.0001 per share ("Class C Shares" and, together with the Class A Shares, the "common stock").
  The calculation for Row 13 is based upon 44,549,621 shares of common stock, which includes (i) 9,549,621 Class A Shares outstanding as of December 20, 2024 as reported on the Issuer's Definitive Information Statement on Schedule 14C, filed on December 27, 2024, (ii) 22,500,000 Class A Shares issuable upon exchange of 22,500,000 Class C OpCo Units and a corresponding number of Class C Shares and (iii) 12,500,000 Class A Shares issued on January 29, 2025 in a private placement (the "PIPE Investment") to Cottonmouth Ventures LLC, a Delaware limited liability company ("Cottonmouth"), as reported on the Issuer's Current Report on Form 8-K filed on January 29, 2025.
- Bluescape Energy Recapitalization & Restructuring Fund IV LP (CIK 0001741424): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 23,300,000; shared voting power 0; sole dispositive power 23,300,000; shared dispositive power 0; aggregate amount beneficially owned 23,300,000 (52.3% of the class)
  Comment: Rows 7, 9 and 11 each represent (i) 800,000 Class A Shares and (ii) 22,500,000 Class A Shares issuable upon exchange of 22,500,000 Class C OpCo Units and a corresponding number of Class C Shares. The calculation for Row 13 is based upon 44,549,621 shares of common stock, which includes (i) 9,549,621 Class A Shares outstanding as of December 20, 2024 as reported on the Issuer's Definitive Information Statement on Schedule 14C, filed on December 27, 2024, (ii) 22,500,000 Class A Shares issuable upon exchange of 22,500,000 Class C OpCo Units and a corresponding number of Class C Shares and (iii) 12,500,000 Class A Shares issued on January 29, 2025 in the PIPE Investment to Cottonmouth, as reported on the Issuer's Current Report on Form 8-K filed on January 29, 2025.
- Bluescape Energy Partners LLC (CIK 0001629283): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 23,300,000; shared voting power 0; sole dispositive power 23,300,000; shared dispositive power 0; aggregate amount beneficially owned 23,300,000 (52.3% of the class)
  Comment: Rows 7, 9 and 11 each represent (i) 800,000 Class A Shares and (ii) 22,500,000 Class A Shares issuable upon exchange of 22,500,000 Class C OpCo Units and a corresponding number of Class C Shares. The calculation for Row 13 is based upon 44,549,621 shares of common stock, which includes (i) 9,549,621 Class A Shares outstanding as of December 20, 2024 as reported on the Issuer's Definitive Information Statement on Schedule 14C, filed on December 27, 2024, (ii) 22,500,000 Class A Shares issuable upon exchange of 22,500,000 Class C OpCo Units and a corresponding number of Class C Shares and (iii) 12,500,000 Class A Shares issued on January 29, 2025 in the PIPE Investment to Cottonmouth, as reported on the Issuer's Current Report on Form 8-K filed on January 29, 2025.
- C. John Wilder (CIK 0001629304): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 23,300,000; shared voting power 0; sole dispositive power 23,300,000; shared dispositive power 0; aggregate amount beneficially owned 23,300,000 (52.3% of the class)
  Comment: Rows 7, 9 and 11 each represent (i) 800,000 Class A Shares and (ii) 22,500,000 Class A Shares issuable upon exchange of 22,500,000 Class C OpCo Units and a corresponding number of Class C Shares. The calculation for Row 13 is based upon 44,549,621 shares of common stock, which includes (i) 9,549,621 Class A Shares outstanding as of December 20, 2024 as reported on the Issuer's Definitive Information Statement on Schedule 14C, filed on December 27, 2024, (ii) 22,500,000 Class A Shares issuable upon exchange of 22,500,000 Class C OpCo Units and a corresponding number of Class C Shares and (iii) 12,500,000 Class A Shares issued on January 29, 2025 in the PIPE Investment to Cottonmouth, as reported on the Issuer's Current Report on Form 8-K filed on January 29, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.0001 per share
Name of issuer: VERDE CLEAN FUELS, INC.
Address of issuer's principal executive offices: 711 LOUISIANA STREET, SUITE 2160, HOUSTON, Texas (TX), 77002
Comment:
Explanatory Note.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. This Amendment No. 1 on Schedule 13D (the "Amendment No. 1") amends and supplements the Schedule 13D originally filed by the Reporting Persons with the SEC on February 27, 2023 (the "Original Schedule 13D"), relating to the Class A Shares of the Issuer.

Information reported in the Original Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 1. All references in the Original Schedule 13D and this Amendment No. 1 to the "Schedule 13D" or this "statement" will be deemed to refer to the Original Schedule 13D, as amended and supplemented by this Amendment No. 1. Unless otherwise indicated, all capitalized terms used herein in this Amendment No. 1 shall have the meaning ascribed to them in the Original Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained in rows (11) and (13) of the cover pages to this Amendment No. 1 is incorporated herein by reference. The Reported Securities are held directly by Holdings. Holdings is a 100% owned subsidiary (portfolio company) of BERR, and Bluescape Energy Partners IV GP LLC is the general partner of BERR. The BERR funds are managed by Partners. Bluescape Resources Company LLC is the parent of Partners and is principally owned and controlled by Mr. Wilder. Thus, BERR, Partners and Mr. Wilder may be deemed to have beneficial ownership of the Reported Securities. The filing of this statement shall not be construed as an admission by any Reporting Person that such person is, for the purposes of sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows (7) through (10) of the cover pages to this Amendment No. 1 is incorporated herein by reference. In this regard, because of the relationships described between and among the Reporting Persons as described in section (a) of this Item 5, the Reporting Persons may be deemed to share voting and dispositive power over the reported securities.
Transactions in the class effected during the past sixty days: There were no transactions in Class A Shares effected by the Reporting Persons during the prior sixty days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information provided or incorporated by reference in Items 3 and 4 of the Original Schedule 13D and Item 5 of this Amendment No. 1 is incorporated herein by reference. Item 6 is hereby amended and supplemented by adding the following to the end thereof:

Second A&R Registration Rights Agreement

In connection with the PIPE Investment, the Amended and Restated Registration Rights Agreement, dated February 15, 2023, was amended and restated (as amended and restated, the "Second A&R Registration Rights Agreement") by the Issuer, Holdings, Sponsor and Cottonmouth (together with Holdings and Sponsor, the "Holders"). The Second A&R Registration Rights Agreement, among other things, (i) requires the Issuer to register for resale the Class A Shares issued to Cottonmouth pursuant to the PIPE Investment and certain other Registrable Securities (as defined in the Second A&R Registration Rights Agreement) and (ii) provides the Holders and their permitted transferees certain customary demand and piggyback rights with respect to the Registrable Securities, subject to certain terms and conditions set forth therein.

The foregoing description of the Second A&R Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Second A&R Registration Rights Agreement, a copy of which is filed as Exhibit 99.7 hereto and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.7 Second A&R Registration Rights Agreement, by and among the Issuer and the other persons named therein (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K, filed with the SEC on January 29, 2025).

## Signatures
- Bluescape Clean Fuels Holdings, LLC: /s/ C. John Wilder, C. John Wilder (01/30/2025)
- Bluescape Energy Recapitalization & Restructuring Fund IV LP: /s/ C. John Wilder, C. John Wilder (01/30/2025)
- Bluescape Energy Partners LLC: /s/ C. John Wilder, C. John Wilder (01/30/2025)
- C. John Wilder: /s/ C. John Wilder, C. John Wilder (01/30/2025)